ING

                                        Tel:  (610) 425-3400
                                        Fax:  (610) 425-3520

                               December 31, 2001

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

     Re:  Request for Withdrawal of Registration Statement on
          Form S-1 for Golden American Life
          Insurance Company under the Securities Act of 1933, as amended EDGAR CIK: 836658 (File No. 333-76128)
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Ladies and Gentlemen:

     The undersigned on behalf of Golden American Life Insurance Company (the "Company") respectfully requests the withdrawal of its initial Registration Statement on Form S-1 (the "Filing"), File No. 333-76128, registering certain market value adjustment features of the fixed portion of certain combination deferred variable and fixed annuity contracts (the "Contracts") to be issued by the Company. This request for withdrawal is being made because the Filing was transmitted to the SEC in error, and prior to its being completed (i.e., without financial statements). No securities have been, or will be, sold under the Filing.

     The SEC Staff's assistance with the withdrawal of this erroneous submission is greatly appreciated.

     If you have any questions, comments or need more information, please call the undersigned at (610) 425-3427.

                              Sincerely,

                              /s/ Kimberly J. Smith
                              -----------------------
                              Kimberly J. Smith
                              Chief Counsel, ING U.S. Financial Services


1475 Dunwoody Drive             GOLDENSELECT SERIES
West Chester, PA  19380-1478    Issued by Golden American Life
                                  Insurance Company